THE ASIA TIGERS FUND, INC.
                           200 PARK AVENUE, 24TH FLOOR
                            NEW YORK, NEW YORK 10166


                                                                   June 25, 2004

Dear Stockholder:

         As you may know, in an effort to enhance stockholder value and increase liquidity, The Asia Tigers Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires quarterly repurchase offers of a percentage of the Fund's outstanding shares.

         In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this quarter under which the Fund is offering to repurchase up to 5% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on July 23, 2004, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again next quarter to notify you of the next repurchase offer period.

         The deadline for participating in the Repurchase Offer is July 16, 2004, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the July 16, 2004 deadline and July 23, 2004, the pricing date for the Repurchase Offer. The Fund has established a record date of June 11, 2004 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before July 30, 2004. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

         As of June 10, 2004 1, the Fund's net asset value was $10.42 per share and 7,771,126 shares were issued and outstanding. As of June 18, 2004, the Fund's net asset value was $9.92 per share and 7,771,126 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis, however, the net asset value will be available daily from July 12, 2004 to July 16, 2004. The Fund's net asset value may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

         Neither the Fund, the Investment Manager nor the Fund's Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.


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1 This figure was calculated on June 10, 2004 and not on the record date because of the national day of mourning declared in recognition of the death of former President Ronald Reagan, on which U.S. securities markets, including the New York Stock Exchange, were closed.

                                               Sincerely,

                                               /s/ Bryan McKigney

                                               BRYAN McKIGNEY
                                               DIRECTOR, CHAIRMAN AND PRESIDENT
                                               THE ASIA TIGERS FUND, INC.